CUSIP No. 675729206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

OCTILLION CORP. AND SUBSIDIARIES
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

675729206
(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 19th Fl.
Los Angeles, CA 90067
(310) 201-7553
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2008
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675729206

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 3,015,380
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 3,015,380

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,015,380

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 5.2%(1)

(14)	Type of Reporting Person (See Instructions) IN

_________________
(1)           Based on 57,754,600 shares of Common Stock, par value $0.001 per share, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 14, 2008.

CUSIP No. 675729206

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 3,015,380
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 3,015,380

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,015,380

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 5.2%(1)

(14)	Type of Reporting Person (See Instructions) IN

_________________
(1)      Based on 57,754,600 shares of Common Stock, par value $0.001 per share, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 14, 2008.

CUSIP No. 675729206

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 3,015,380
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 3,015,380

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,015,380

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 5.2%(1)

(14)	Type of Reporting Person (See Instructions) OO

_________________
(1)       Based on 57,754,600 shares of Common Stock, par value $0.001 per share, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 14, 2008.

CUSIP No. 675729206

Item 1.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the “Reporting Persons”) with the Securities and Exchange Commission on August 10, 2007 (the “Initial Schedule 13D”).

This Amendment No. 1 is being made to disclose the Reporting Persons’s acquisition and disposition of shares of Common Stock of the Issuer.  Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a)  As of the date of this Amendment No. 1, the Reporting Persons beneficially own 3,015,380 shares of Common Stock, representing 5.2% of the shares of Common Stock outstanding.  All of the reported shares of Common Stock are held of record by the Trust.

(b)  The Reporting Persons have shared voting and dispositive power with respect to their beneficial ownership of 3,015,380 shares of Common Stock.  Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

(c)  Since August 9, 2007, the last date covered by the Initial Schedule 13D, the Reporting Persons have acquired and disposed shares of Common Stock in brokered transactions as follows:

Date	Number of Shares	Price Per Share
8/10/2007	55000	$ 3.7749
8/23/2007	40000	$ 4.2175
8/24/2007	30000	$ 4.1800
8/27/2007	119000	$ 4.4087
8/28/2007	28500	$ 4.1443
8/29/2007	10000	$ 4.1149
8/30/2007	30000	$ 4.3312
8/31/2007	11500	$ 4.4183
9/2/2008	-2700	$ 0.8600
9/3/2008	-2100	$ 0.8700
9/4/2008	-2300	$ 0.8717
9/5/2008	-2300	$ 0.8509
9/8/2008	-5200	$ 0.8404
9/9/2008	-4000	$ 0.8231
9/10/2008	-10000	$ 0.8328
9/11/2008	-4000	$ 0.8125
9/12/2008	-9100	$ 0.7887
9/15/2008	-40700	$ 0.7652
9/16/2008	-11000	$ 0.7160
9/17/2008	-4500	$ 0.7100
9/18/2008	-10000	$ 0.6717
9/19/2008	-22500	$ 0.6422
9/22/2008	-1800	$ 0.6283
9/23/2008	-9500	$ 0.6411
9/24/2008	-5000	$ 0.6434
9/25/2008	-2500	$ 0.6448
9/26/2008	-7000	$ 0.6511

CUSIP No. 675729206

Date	Number of Shares	Price Per Share
9/29/2008	-7700	$ 0.6226
9/30/2008	-8000	$ 0.6503
10/1/2008	-7000	$ 0.6249
10/2/2008	-5200	$ 0.6529
10/3/2008	-9000	$ 0.5883
10/6/2008	-8000	$ 0.5690
10/7/2008	-5000	$ 0.5390
10/8/2008	-9100	$ 0.5120
10/9/2008	-8000	$ 0.4683
10/10/2008	-19500	$ 0.4038
10/13/2008	-7500	$ 0.3769
10/14/2008	-8000	$ 0.5000
10/15/2008	-4000	$ 0.5205
10/16/2008	-5320	$ 0.4722
10/17/2008	-5000	$ 0.4280
10/20/2008	-2800	$ 0.4248
10/21/2008	-500	$ 0.4300
10/22/2008	-1000	$ 0.4250
10/23/2008	-4000	$ 0.4075
10/24/2008	-1500	$ 0.3633
10/27/2008	-2000	$ 0.3600
10/28/2008	-69000	$ 0.2089
10/29/2008	-64000	$ 0.1705
10/30/2008	-30000	$ 0.1710
10/31/2008	-20000	$ 0.1661
11/3/2008	-14500	$ 0.1705
11/4/2008	-80500	$ 0.1980
11/5/2008	-15500	$ 0.2019
11/6/2008	-10000	$ 0.2105
11/7/2008	-35000	$ 0.2086
11/10/2008	-17500	$ 0.1736
11/11/2008	-4000	$ 0.1800
11/12/2008	-13000	$ 0.1731
11/13/2008	-1000	$ 0.1700
11/14/2008	-1000	$ 0.1825
11/17/2008	-14000	$ 0.1704
11/18/2008	-80000	$ 0.1505

Additionally, on November 18, 2008, the Reporting Persons entered into a Stock Purchase Agreement (the “SPA”) pursuant to which the Trust sold 2,000,000 shares of Common Stock to the purchaser for a sale price of $160,000.00.   A copy of the SPA is attached hereto as Exhibit “B”.  On November 19, 2008, the Trust was informed by the purchaser that there had reportedly occurred certain fraudulent trades in the securities of the Issuer, unrelated to the purchase and sale under the SPA.  Because of the potential impact of any fraudulent activity that may have occurred on the market price of the stock, the Trust and the purchaser mutually agreed to rescind the transaction, and the shares were returned by the purchaser to the Trust by DTC transfer on November 20, 2008.  There was no net change in the Reporting Persons’ beneficial ownership after giving effect to the rescission.

(d)           Not applicable.

(e)           Upon execution of the SPA and delivery of the 2,000,000 shares by the Reporting Persons to the purchaser under the SPA, the Reporting Persons became beneficial owners of less than 5% of the Issuer's Common Stock.  The Reporting Persons re-acquired beneficial ownership of more than 5% of Issuer's Common Stock upon the rescission of the SPA on November 20, 2008.

CUSIP No. 675729206

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

Item 7.    Material to Be Filed as Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 1 to Schedule 13D.

Exhibit B:  Stock Purchase Agreement dated  November 18, 2008.

CUSIP No. 675729206

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: November 21, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 675729206

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 1 to Schedule 13D

The undersigned agree that the Amendment No. 1 to Schedule 13D with respect to the Common Stock of Octillion Corp. and Subsidiaries is a joint filing being made on their behalf.

Dated: November 21, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

A-1

CUSIP No. 675729206

Exhibit B

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the "Agreement") is made and entered into as of this 18th day of November, 2008 between [***]1 (the "Purchaser"), The Quercus Trust (the "Seller").

WITNESSETH:

WHEREAS, the Seller is the beneficial owner of 2,000,000 of common stock, $.0001 par value per share (the "Shares"), of Octillion Corporation, a Delaware Corporation (the "Company") whose common shares trade on the Over the Counter Bulletin Board; and

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, upon and subject to the terms and conditions set forth herein, the Shares.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements of the parties herein contained, the Seller and the Purchaser hereby agree as follows:

1.          Recitals. The foregoing recitals are hereby incorporated herein by reference and acknowledged as true and correct by the parties hereto.

2.          Sale and Purchase of Shares.

2.1         Seller will sell to Purchaser and Purchaser agrees to purchase the Shares from Seller in exchange for the payment of One Hundred Sixty Thousand US Dollars ($160,000.00) (the "Purchase Price"), to be paid to Seller on or before the fifth business of the Closing not to exceed November 28th, 2008. (the "Closing"),

2.2         Closing. On or before the Closing the Parties shall perform, in order:

a.           Purchaser shall deliver to Seller a copy of this Agreement executed by Purchaser;

b.           Seller shall deliver a fully executed copy of this Agreement to Purchaser;

c.           Seller shall deliver Shares via DTC to the Buyer (collectively, the "Certificates");

d.           Purchaser shall wire to the Seller, the Purchase Price no later than the fifth business day following the closing of this transaction. Wiring Instructions for payment are below:

Bank: Citibank
ABA#: 021000089
For Credit: JP Morgan Clearing Corp.
[***]1
[***]1
Ref.: Octillion Corporation

___________________
(1)  The Reporting Persons are omitting that certain text marked by [***] as confidential information.  In connection therewith and complying with the requirements of Rule 24b-2 of the ’34 Act, the Reporting Persons are submitting, concurrent with the electronic filing of this Schedule 13D/A, an application for confidential treatment request in paper form with the Office of the Secretary of the SEC.

Stock Purchase Agreement

3.              Representations and Warranties of the Seller. The Seller hereby represents and warrants to the Purchaser as follows:

3.1           Ownership of Shares. The Shares are owned solely by the Seller.

3.2          Authorization. The Seller has all requisite power, legal capacity and authority to enter into this Agreement and to assume and perform its obligations hereunder. This Agreement, when duly executed and delivered by the Seller, will constitute a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

3.3          Approvals and Consents. No action, approval, consent or authorization, including but not limited to, any action, approval, consent or authorization by any governmental or quasi-governmental agency, commission, board, bureau or instrumentality is necessary or required as to the Seller in order to constitute this Agreement as a valid, binding and enforceable obligation of the Seller in accordance with its terms.

4.              Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Seller as follows:

4.1          Authorization. The Purchaser has all requisite power, legal capacity and authority to enter into this Agreement and to assume and perform their obligations hereunder. This Agreement, when duly executed and delivered by the Purchaser, will constitute a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

4.2          Approvals and Consents. No action, approval, consent or authorization, including, but not limited to, any action, approval, consent or authorization by any governmental or quasi-governmental agency, commission, board, bureau or instrumentality is necessary or required as to it in order to constitute this Agreement as a valid, binding and enforceable obligation of it in accordance with its terms.

4.3          Accredited Investor. The Purchaser is an "accredited investor," as such term is defined in Rule 501 of Regulation D promulgated under the Securities, and the Purchaser is able to bear the economic risk of an investment in the Shares.

5.             General Provisions.

5.1          Entire Agreement: Amendment and Waiver. Except as set forth herein, no representations or warranties have been made to the Purchaser by the Seller, and in purchasing the Shares, the Purchaser is not relying upon any representations other than those specifically contained herein. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter contained herein and supersedes all prior oral or written agreements, if any: between the parties hereto with respect to such subject matter and, except as otherwise expressly provided herein, is not intended to confer upon any other person any rights or remedies hereunder. Any amendments hereto or modifications hereof must be made in writing and executed by each of the parties hereto. Any failure by the Seller or the Purchaser to enforce any rights hereunder shall not be deemed a waiver of such rights.

Stock Purchase Agreement

5.2               Fairness of Purchase Price. The Purchaser and the Seller hereby acknowledge, as evidenced by their signatures hereto, that (a) the Purchase Price paid for the Shares is fair, equitable and valid; and (b) the Company's common stock is subject to market forces which will result in variances in the value thereof, which variances may be significant.

5.3               Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of. California without giving effect to conflict of laws principles.

5.4               Binding Effect: Assignment. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the Seller and the Purchaser and their respective heirs, successors and assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be transferred or assigned (by operation of law or otherwise) by any of the parties hereto without the prior written consent of the other party hereto. Any transfer or assignment of any of the rights, interests or obligations hereunder in violation of the terms hereof shall be void and of no force or effect.

5.5               Survival of Representations and Warranties. All representations and warranties made by the parties to this Agreement shall survive the execution and delivery of this Agreement.

5.6               Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument and shall bind all parties signing such counterpart.

5.7               Additional Documents. The Purchaser and the Seller agree to execute any additional documents reasonably required to effect a transfer of the Shares to the Purchaser.

[Signature Page Follows]

Stock Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

SELLER: The Quercus Trust By: /s/ David Gelbaum Name: David Gelbaum Title: Trustee PURCHASER: [***] [***][2]

___________________
(2)  The Reporting Persons are omitting that certain text marked by [***] as confidential information.  In connection therewith and complying with the requirements of Rule 24b-2 of the ’34 Act, the Reporting Persons are submitting, concurrent with the electronic filing of this Schedule 13D/A, an application for confidential treatment request in paper form with the Office of the Secretary of the SEC.

Stock Purchase Agreement